File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________ FORM S-8 REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933
WPS RESOURCES CORPORATION
(Exact name of registrants as specified in their charters)
WISCONSIN	39-1775292
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
700 NORTH ADAMS STREET P. O. BOX 19001 GREEN BAY, WISCONSIN 54307-9001
(Address of principal executive offices)
WPS RESOURCES CORPORATION NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION AND DEFERRED STOCK UNIT PLAN
(Full title of the plan)

Larry L. Weyers
Chairman, President, and Chief Executive Officer
WPS Resources Corporation
Chairman and Chief Executive Officer
Wisconsin Public Service Corporation
700 North Adams Street
P. O. Box 19001
Green Bay, Wisconsin 54307-9001
Telephone Number: 920-433-1727

Copy to: Michael S. Nolan Foley & Lardner 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5367 Telephone Number: 414-297-5672
______________________________________________________________ (Name, address and telephone number, including area code, of agent for service)
CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Deferred Compensation Obligations (1)	$1,000,000	100%	$1,000,000 (2)	$250
Common Stock, $1.00 par value (1)	30,000 shares	$34.64 (3)	$1,039,200 (3)	$260

(1) The Deferred Compensation Obligations are unsecured obligations of WPS Resources Corporation to pay deferred compensation in the future to non-employee directors of WPS Resources Corporation and of certain of its subsidiaries and affiliates in accordance with the terms of the WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan. Certain of such Deferred Compensation Obligations may be fulfilled in cash or Common Stock of WPS Resources Corporation; accordingly, 30,000 shares of Common Stock of WPS Resources Corporation are also being registered hereunder.
(2) Estimated solely for the purpose of determining the registration fee.
(3) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock as reported by the New York Stock Exchange on October 17, 2001.

PART I.
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

        The document or documents containing the information specified in Part I are not required to be filed with the Securities and Exchange Commission (the "Commission") as part of this Form S-8 Registration Statement.

PART II.
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

        The following documents have been previously filed by WPS Resources Corporation ("WPS Resources") with the Commission and are incorporated herein by reference:

        (a) The Annual Report of WPS Resources on Form 10-K for the year ended December 31, 2000, which includes audited financial statements as of and for the year then ended.

        (b) WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan (the "Plan") Annual Report on Form 11-K for the period beginning on January 1, 2001 (the commencement date of the Plan) and ended on September 30, 2001, which includes an unaudited financial statement for the period then ended.

        (c) All other reports filed by WPS Resources pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 2000.

        (d) The description of the capital stock of WPS Resources contained in Item 1 of the Company's Registration Statement on Form 8-B, filed June 1, 1994 with the Commission, and any amendments or reports filed for the purpose of updating such description.

        All documents subsequently filed by WPS Resources or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of filing of this Registration Statement and prior to such time as WPS Resources files a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES.

        The Common Stock of WPS Resources is registered under Section 12 of the Exchange Act and, accordingly, no description is provided hereunder.

        Under the Plan, non-employee directors of WPS Resources and of subsidiaries or affiliates designated for participation by the Board of Directors of WPS Resources ("Participant(s)") may defer up to 100% of such Participant's director's fees (as defined in the Plan), in increments of 1%, or such lesser amount or percentage as may be established by the Compensation and Nominating Committee of the Board of Directors of WPS Resources (the "Committee"). Three separate accounts are established under the Plan for determining the amount of benefits accumulated by Participants pursuant to deferrals, an account known as Reserve Account B, an account known as the New WPS Stock Unit Account and an account known as the Deferred Stock Unit Account. In addition, earnings will continue to be credited to Reserve Account A and the Prior Plan Stock Unit Account. The obligations ("Obligations") to pay to Participants amounts deferred into such accounts pursuant to the Plan will be unsecured obligations of the entity obligated to pay the compensation which was deferred.

    Reserve Account B

        Reserve Account B will be credited with that portion of a deferral made by a Participant which such Participant elects to allocate to this account. Balances of Participants in Reserve Account B will be credited with an interest equivalent at an annual rate on a non-compounded basis equal to the greater of (i) 6.0% or (ii) 70% of the ROE (consolidated return on common shareholders' equity) of WPS Resources for the 12-month period ended on the preceding February 28 or 29 for the months of April through September and for the 12-month period ended on the preceding August 31 for the months of October through March. The Compensation Committee may revise the interest equivalent rate for Reserve Account B or the manner in which such rate is calculated, but the rate may not be reduced below 6% per annum.

    Change In Control

        In the event of a "Change in Control," the minimum interest equivalent rate under Reserve Accounts A and B shall be the greater of (A) the rate of interest equivalent otherwise applicable to such account if such amount were calculated based on the ROE of WPS Resources (including for this purpose any successor corporation that is the survivor of a merger with WPS Resources or any successor to that corporation) and all subsidiaries or (B) a rate equal to two percentage points above the prime lending rate of U.S. Bank, N.A. The minimum rate of interest equivalent under Clause (B) shall cease to apply to Reserve Account B on the third anniversary date of the Change in Control in the event that the Participant is actively serving on the WPS Resources Board of Directors (or on the board of any subsidiary or affiliate of WPS Resources) on that date. A Change in Control means any of the following events:

        (1) The acquisition by any person (other than WPS Resources or any of its subsidiaries or employee benefit plans or fiduciaries therefor) of beneficial ownership of 30% or more of the combined voting power of the outstanding securities of WPS Resources;

        (2) One-half or more of the Board of WPS Resources consists of persons who are not "Continuing Directors," (i.e., persons who were either directors on May 1, 1997, or persons whose nominations or elections were recommended or approved by a majority of the Continuing Directors then in office);

        (3) Any merger, consolidation, or reorganization of WPS Resources with any other corporation resulting in less than one-half of the outstanding securities of the surviving or resulting entity being owned by former shareholders of WPS Resources exclusive of shares owned by certain persons who are affiliated with or are substantial shareholders of a party to such transaction;

        (4) Any merger or share exchange involving WPS Resources in which WPS Resources is not the controlling or surviving corporation except a merger in which the shareholders of WPS Resources have the same proportionate ownership of the surviving corporation as they held in WPS Resources immediately prior to such merger;

        (5) Any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of WPS Resources other than to a wholly-owned subsidiary of WPS Resources; or

        (6) Approval by the shareholders of WPS Resources of any plan or proposal for the liquidation or dissolution of WPS Resources.

    Deferred Stock Unit Account

        The Deferred Stock Unit Account is a "buy only" account which will be credited with that portion of a Participant's director fees which the WPS Resources Board of Directors elects to be credited to Participants under the Plan in the form of Deferred Stock Units or which the WPS Resources Board of Directors requires be deferred and converted into WPS Stock Units. All eligible deferrals made on behalf of a Participant and allocated to the Deferred Stock Unit Account and any dividends payable on the stock units had such stock units been actual shares of common stock are converted, for record keeping purposes, into whole and fractional stock units based on the closing price of a share of WPS Resources common stock ("Common Stock") on the date on which the deferral or dividend would otherwise have been paid to the Participant.

    New WPS Stock Unit Account

        The New WPS Stock Unit Account will be credited with that portion of director fees which a Participant elects to allocate to this account. All eligible deferrals made by or on behalf of a Participant and allocated to the New WPS Stock Unit Account and any dividends payable on the stock units had such stock units been actual shares of Common Stock are converted for record keeping purposes into whole and fractional stock units based on the closing price of a share of Common Stock on the date on which the deferral or dividend would otherwise have been paid to the Participant.

    Reserve Account A and Prior WPS Plan Stock Unit Account

        Reserve Account A has been credited with compensation deferred by Participants prior to January 1, 1996 together with attributed earnings on such deferrals through December 31, 2000. No further deferrals, contributions or credits of any kind will be made to this account on behalf of a Participant except that Reserve Account A will be credited with an interest equivalent at an annual rate on a nonconsolidated basis equal to the greater of (i) 6% or (ii) the WPS Resources ROE for the 12-month period ended on the preceding February 28 or 29 for the months of April through September and ending on the preceding August 31 for the months of October through March. The Committee may revise the interest equivalent rate for Reserve Account A or the manner in which such rate is calculated, but the rate may not be reduced below 6% per annum.

        The Prior Plan WPS Stock Unit Account is limited to WPS Resources stock units credited to a Participant through June 30, 2001, together with additional stock units credited on the basis of dividends that would be payable on the stock units if such units were actual shares.

        Participants will have no rights of a shareholder resulting from the stock units in their accounts. WPS Resources may, however, elect to have shares of Common Stock purchased by the WPS Resources Corporation Deferred Compensation Trust (the "Trust") in an amount equal to a portion of the stock units in the stock accounts. Under the Trust, although Participants under the Plan will have no proprietary interest in shares purchased by the Trust and will remain general unsecured creditors of WPS Resources with respect to amounts deferred under the Plan, shares held by the Trust will for purposes of exercising voting rights, be allocated proportionately to the share units in the respective Participants' stock accounts and voted in accordance with the instructions of such Participants.

    Revision of Elections and Reallocation of Accounts

        Elections respecting deferrals may be revised prospectively and will be effective with respect to director fees earned by the Participant on and after the Committee accepts the revised election. Each Participant may elect to reallocate all or any portion of his or her New WPS Stock Unit Account and Reserve Account B among other available investment options in whole multiples of 1% or such other percentage determined by the Committee. In the case of Participants subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), reallocations into or out of WPS Resources stock units are prohibited if made within 6 months following an opposite way allocation or reallocation, i.e., a reallocation out of stock units may not occur within 6 months following an allocation or reallocation into stock units, and a reallocation into stock units may not occur within 6 months following a reallocation out of stock units. The Committee may restrict additional transactions, or impose other rules and procedures to the extent deemed desirable by the Committee in order to comply with the 1934 Act.

    Distributions

        Distributions from Plan accounts will be made in 1 to 15 annual installments, as elected by the Participant and, unless the Participant has selected a later commencement date (which will in no event be later than the first distribution period following the Participant's attainment of age 72), will commence within 60 days following the end of the calendar year in which occurs the Participant's termination of service on the WPS Resources Board of Directors or on the board of directors of a subsidiary or affiliate of WPS Resources. A Participant may modify a distribution election with respect to timing and number of installments, but such revision will take effect only if the Participant remains an active member of the WPS Resources Board of Directors for 12 consecutive months following the date that the revised election is accepted by the Committee. For purposes of determining distribution amounts, the value of Common Stock distributed will be valued on the basis of the closing price as reported in The Wall Street Journal as New York Stock Exchange Composite Transactions listing on January 21 (or if not a trading day, the next preceding trading day) of each year.

        Distributions attributable to a Participant's stock accounts shall be made in whole shares of Common Stock subject only to distribution of cash in lieu of fractional shares. Distributions attributable to Reserve Accounts A and B will be made in cash.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

        Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Pursuant to the Wisconsin Business Corporation law and Article VI of the By-Laws of each of WPS Resources and the Company, directors and officers of each of WPS Resources and the Company are entitled to mandatory indemnification from each of WPS Resources and the Company, respectively, against certain liabilities and expenses to the extent such officers or directors are successful on the merits or otherwise in connection with a proceeding, unless it is determined that the director or officer breached or failed to perform his duties to WPS Resources and/or the Company, as the case may be, and such breach or failure constituted: (a) a willful failure to deal fairly with WPS Resources and/or the Company, as the case may be, or their respective shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of WPS Resources and the Company are not subject to personal liability to WPS Resources and/or the Company, as the case may be, their respective shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

        The indemnification described above may be broad enough to cover liabilities under the Securities Act of 1933. The Company and WPS Resources have in place insurance permitted by the Wisconsin Business Corporation Law on behalf of its officers and directors which may cover liabilities under the Securities Act of 1933.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

        Not Applicable.

ITEM 8. EXHIBITS.

        The following exhibits have been filed (except where otherwise indicated) as part of this Registration Statement:

Exhibit No.	Description

4	WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan

5	Opinion of Foley & Lardner

23.1	Consent of Arthur Andersen LLP

23.2	Consent of Foley & Lardner (contained in Exhibit 5)

24	Powers of Attorney (contained in the signature pages hereto)

ITEM 9. UNDERTAKINGS.

        (a) The undersigned Registrants hereby undertake:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, and State of Wisconsin, on this 22nd day of October, 2001.

WPS RESOURCES CORPORATION

By: /s/ Larry L. Weyers
Larry L. Weyers
Chairman, President, and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this the Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf, and each of them individually, his or her attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Capacity	Date
/s/ Larry L. Weyers Larry L. Weyers	Chairman, President, and Chief Executive Officer (Principal Executive Officer) and Director	October 22, 2001
/s/ Joseph P. O'Leary Joseph P. O'Leary	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 22, 2001
/s/ Diane L. Ford Diane L. Ford	Vice President - Controller and Chief Accounting Officer (Principal Accounting Officer)	October 22, 2001

/s/ A. Dean Arganbright A. Dean Arganbright	Director	October 22, 2001

/s/ Michael S. Ariens Michael S. Ariens	Director	October 22, 2001

/s/ R. A. Bemis Richard A. Bemis	Director	October 22, 2001

/s/ Robert C. Gallagher Robert C. Gallagher	Director	October 22, 2001

/s/ Kathryn M. Hasselblad-Pascale Kathryn M. Hasselblad-Pascale	Director	October 22, 2001

/s/ James L. Kemerling James L. Kemerling	Director	October 22, 2001

/s/ John C. Meng John C. Meng	Director	October 22, 2001

/s/ Wm. F. Protz William F. Protz	Director	October 22, 2001

        The Plan. Pursuant to the requirements of the Securities Act of 1933, the members of the Compensation and Nominating Committee of the WPS Resources Corporation Board of Directors who administer the Plan, have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, and State of Wisconsin, on this 22nd day of October, 2001.

WPS RESOURCES CORPORATION
NON-EMPLOYEE DIRECTOR DEFERRED
COMPENSATION AND DEFERRED
STOCK UNIT PLAN

By: /s/ A. Dean Arganbright
A. Dean Arganbright

By: /s/ Robert C. Gallagher
Robert C. Gallagher

By: /s/ Kathryn M. Hasselblad-Pascale
Kathryn M. Hasselblad-Pascale

Members of the Compensation and Nominating
Committee of the WPS Resources Corporation
Board of Directors

EXHIBIT INDEX

WPS RESOURCES CORPORATION
DEFERRED COMPENSATION PLAN

Exhibit No.	Description

4	WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan

5	Opinion of Foley & Lardner

23.1	Consent of Arthur Andersen LLP

23.2	Consent of Foley & Lardner (contained in Exhibit 5)

24	Powers of Attorney (contained in the signature pages hereto)